Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	2,200,000	254.98*

(1) Calculated in accordance with Rule 457 (r) of the Securities Act of 1933, as amended.

* Previously paid

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-202524
Amending and restating PRICING SUPPLEMENT

Dated June 2, 2017

(To Prospectus dated March 5, 2015,

Prospectus Supplement dated March 5, 2015 and

Stock-Linked Underlying Supplement dated March 5, 2015)

HSBC USA Inc.

Autocallable Yield Notes

▶	$2,250,000 Autocallable Yield Notes linked to three Reference Stocks (the common stocks of Amgen, Inc., Biogen Inc., and Thermo Fisher Scientific Inc.
▶	Approximately 1-year term
▶	Annualized quarterly coupons of 10% per annum to be paid in equal quarterly installments
▶	Contingent return of principal
▶	If the notes are not called and a Trigger Event occurs, you will receive shares of the Least Performing Reference Stock or the cash value of those shares; in that case, you will lose all or a portion of your principal amount
▶	A Trigger Event will occur if one or all of the Reference Stocks has a Final Price that is less than its Trigger Price (which is 75% of the Initial Price)
▶	Callable quarterly on or after September 4, 2017 if the price of each Reference Stock is at or above its Initial Price
▶	All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Yield Notes (each a “Note” and collectively the “Notes”) offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-15 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $[●] per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page PS-3 and “Risk Factors” beginning on page PS-6 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$2,250,000.00	$22,500.00	$2,227,500.00

1HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-15 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc. Autocallable Yield Notes

This pricing supplement relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of three common stocks (the “Reference Asset”). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stocks of the following Reference Stock Issuers:
Reference Stock Issuer	Ticker Symbol	Relevant Exchange	Initial Price[1]

Amgen, Inc.	AMGN	NASDAQ	$159.15
Biogen Inc.	BIIB	NASDAQ	$256.65
Thermo Fisher Scientific Inc.	TMO	NYSE	$176.39

[1] For each Reference Stock, the Official Closing Price on the Pricing Date.
Trade Date:	June 2, 2017
Pricing Date:	June 2, 2017
Original Issue Date:	June 9, 2017
Final Valuation Date:	June 4, 2018, subject to adjustment as described under “Additional Terms of the Notes―Valuation Dates” in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	June 11, 2018. The Maturity Date is subject to adjustment as described under “Additional Terms of the Notes―Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	We will automatically call the Notes if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date. If the Notes are automatically called, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value plus the final coupon payment.
Final Settlement Value:

If the Notes are not automatically called you will receive a payment on the Maturity Date calculated as follows, in addition to the final coupon payment:

▶  If a Trigger Event does not occur, 100% of the Principal Amount.

▶  If a Trigger Event occurs, (i) the Physical Delivery Amount in shares of the Least Performing Reference Stock, or (ii) at our option, the cash value of those shares as of the Final Valuation Date. In such a case, you may lose up to 100% of your Principal Amount regardless of the performance of the other Reference Stock.

Physical Delivery Amount:	A number of shares of the Least Performing Reference Stock calculated by dividing the Principal Amount by the Initial Price of the Least Performing Reference Stock. Fractional shares will be paid in cash based on the Final Price of the Least Performing Reference Stock. The Physical Delivery Amount is subject to adjustment as described in the accompanying Stock-Linked Underlying Supplement.
Trigger Event:	A Trigger Event occurs if the Official Closing Price of any of the Reference Stocks is below its Trigger Price on the Final Valuation Date.

PS-2

Trigger Price:	$119.3625 with respect to the AMGN, $192.4875 with respect to the BIIB and $132.2925 with respect to the TMO, each of which is 75% of the Initial Price of that Reference Stock.
Least Performing Reference Stock:	The Reference Stock with the lowest Final Return.
Observation Dates:	The 4th day of each September, December, March and June commencing on September 4, 2017 and ending on the Final Valuation Date. The Observation Dates are subject to postponement as described under “Additional Terms of the Notes―Valuation Dates” in the accompanying Stock-Linked Underlying Supplement.
Call Payment Dates:	The Coupon Payment Date following the applicable Observation Date. The Call Payment Dates are subject to postponement as described under “Additional Terms of the Notes―Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Stock-Linked Underlying Supplement.
Annual Coupon Rate (paid quarterly):	10% per annum, to be paid at 2.5% of the Principal Amount per quarter
Coupon Payment Dates:	The 11th day of each September, December, March and June commencing on September 11, 2017 and ending on the Maturity Date. The Coupon Payment Dates are subject to postponement as described under “Additional Terms of the Notes―Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Stock-Linked Underlying Supplement.
Final Return:	With respect to each Reference Stock, the quotient, expressed as a percentage, calculated as follows: Final Price – Initial Price Initial Price
Final Price:	With respect to each Reference Stock, its Official Closing Price on the Final Valuation Date, subject to adjustment as described under “Additional Terms of the Notes—Antidilution and Reorganization Adjustments” in the accompanying Stock-Linked Underlying Supplement.
Official Closing Price:	With respect to each Reference Stock, the Official Closing Price on any scheduled trading day during the term of the Notes will be its relevant official price of one share on its Relevant Exchange as of the close of the regular trading session of such exchange and as reported in that exchange’s official price determination mechanism, as further described under “Additional Terms of the Notes—Official Closing Price” in the accompanying Stock-Linked Underlying Supplement.
CUSIP/ISIN:	40435D367 / US40435D3677
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See “Risk Factors—The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”

PS-3

GENERAL

This pricing supplement relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Stocks, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any Reference Stock or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Stock-Linked Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-7 of this pricing supplement, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶	The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm

▶	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▶	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Observation Date. If the Notes are automatically called, investors will receive a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the final coupon payment plus the Final Settlement Value determined as follows:

▶	If a Trigger Event does not occur, 100% of the Principal Amount.

▶	If a Trigger Event occurs, (i) the Physical Delivery Amount in shares of the Least Performing Reference Stock, or (ii) at our option, the cash value of those shares as of the Final Valuation Date. In such a case, you may lose up to 100% of your Principal Amount regardless of the performance of the other Reference Stock.

Coupon

Unless the Notes are automatically called, on each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by four. The expected Coupon Payment Dates are set forth above. The Coupon Payment Dates are subject to postponement for non-business days and other events as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Stock-Linked Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Description of Notes―Interest and Principal Payments―Recipients of Interest Payments” on page S-12 in the accompanying prospectus supplement.

The Annual Coupon Rate is 10% per annum, to be paid in equal quarterly installments.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

PS-4

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶	You believe that the Official Closing Price of each of the Reference Stocks will not be below its Trigger Price on the Final Valuation Date.

▶	You are willing to receive shares of the Least Performing Reference Stock as payment on the Notes if a Trigger Event occurs.

▶	You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis.

▶	You are willing to hold Notes that will be automatically called on any Observation Date on which the Official Closing Price of each Reference Stock is at or above its Initial Price.

▶	You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶	You are willing to be exposed to the possibility of early redemption.

▶	You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

▶	You are willing to hold the Notes to maturity.

▶	You do not seek an investment for which there will be an active secondary market.

▶	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶	You believe that the Official Closing Price of one or all of the Reference Stocks will be below its Trigger Price on the Final Valuation Date.

▶	You are unwilling to receive shares of the Least Performing Reference Stock as payment on the Notes if a Trigger Event occurs.

▶	You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis.

▶	You are unable or unwilling to hold Notes that will be automatically called on any Observation Date on which the Official Closing Price of each Reference Stock is at or above its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶	You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶	You are unwilling to be exposed to the possibility of early redemption.

▶	You prefer to receive the dividends or other distributions paid on the Reference Stocks.

▶	You prefer a product that provides upside participation in the Reference Stocks, as opposed to the coupon being offered with respect to your Notes.

▶	You seek an investment for which there will be an active secondary market.

▶	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

PS-5

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶	“—Risks Relating to All Note Issuances” in the prospectus supplement; and

▶	“—General Risks Related to Reference Stocks” in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Notes are not automatically called and if a Trigger Event occurs on the Final Valuation Date, we will pay you shares of the Least Performing Reference Stock or, at our option, the cash value of those shares. In that case, the Payment at Maturity is expected to worth significantly less than the Principal Amount and you could lose all of your Principal Amount if the Final Price of the Least Performing Reference Stock falls to zero. In that case, even with the coupon payments made prior to maturity, your return on the Notes may be negative.

You will not participate in any appreciation in the price of any of the Reference Stocks.

The Notes will not pay more than the Principal Amount, plus the coupon payments, at maturity or if the Notes are automatically called. Even if the Final Return of each Reference Stock is greater than zero (regardless of whether a Trigger Event has occurred), you will not participate in the appreciation of any Reference Stock. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the price of any Reference Stock appreciates, will your return exceed the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Stocks.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If a Trigger Event occurs with respect to any Reference Stock, your return will be based on the Final Return of the Least Performing Reference Stock.

The performance of any of the Reference Stocks may cause a Trigger Event to occur. If the Notes are not automatically called and a Trigger Event occurs, your return will be based on the Final Return of the Least Performing Reference Stock without regard to the performance of the other Reference Stock. As a result, you could lose all or some of your Principal Amount if a Trigger Event occurs, even if there is an increase in the price of the other Reference Stock.

If the Physical Delivery Amount will be paid on the Notes, you will be subject to the price fluctuation of the Least Performing Reference Stock after the Final Valuation Date.

If a Trigger Event occurs on the Final Valuation Date and we plan to deliver to you the Physical Delivery Amount, the value of shares of the Least Performing Reference Stock may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Least Performing Reference Stock or that there will be liquidity in that trading market.

PS-6

The Reference Stocks are concentrated in one sector.

All of the Reference Stocks are issued by companies in the energy sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the Reference Stocks, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in the energy services sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

Since the Notes are linked to the performance of more than one Reference Stock, you will be fully exposed to the risk of fluctuations in the prices of each Reference Stock.

Since the Notes are linked to the performance of more than one Reference Stock, the Notes will be linked to the individual performance of each Reference Stock. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Stocks to the same degree for each Reference Stock. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Reference Stocks would not be combined to calculate your return and the depreciation of any of the Reference Stocks would not be mitigated by the appreciation of the other Reference Stock. Instead, your return would depend on the Least Performing Reference Stock. In addition, to the extent that the Notes are linked to companies that operate in the same industry, it is possible that all of the Reference Stocks may decline due to factors that generally affect that industry.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Stocks and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

PS-7

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

PS-8

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of any Reference Stock relative to its Initial Price. We cannot predict the Official Closing Price of any of the Reference Stocks on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stocks or return on the Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Least Performing Reference Stock’s Final Returns from -100% to +100%, assuming that the Notes are not called prior to maturity. The following results are based on the terms outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▶	Principal Amount:	$1,000

▶	Trigger Price:	75% of the Initial Price of each Reference Stock

▶	Annual Coupon Rate (paid quarterly):	10% per annum, to be paid at 2.50% of the Principal Amount per quarter

▶	Hypothetical Initial Price:	$100 with respect to each of AMGN, BIIB and TMO

▶	Term	12 months

Least Performing Reference Stock’s Final Return	Hypothetical Total Coupon Paid Over the Term of the Notes[1]	Hypothetical Final Settlement Value	Hypothetical Total Payments on the Notes	Hypothetical Total Return on the Notes
100.00%	$100.00	$1,000	$1,100.00	10.00%
90.00%	$100.00	$1,000	$1,100.00	10.00%
80.00%	$100.00	$1,000	$1,100.00	10.00%
70.00%	$100.00	$1,000	$1,100.00	10.00%
60.00%	$100.00	$1,000	$1,100.00	10.00%
50.00%	$100.00	$1,000	$1,100.00	10.00%
40.00%	$100.00	$1,000	$1,100.00	10.00%
30.00%	$100.00	$1,000	$1,100.00	10.00%
20.00%	$100.00	$1,000	$1,100.00	10.00%
9.00%	$100.00	$1,000	$1,100.00	10.00%
0.00%	$100.00	$1,000	$1,100.00	10.00%
-9.00%	$100.00	$1,000	$1,100.00	10.00%
-20.00%	$100.00	$1,000	$1,100.00	10.00%
-25.00%	$100.00	$1,000	$1,100.00	10.00%
-40.00%	$90.00	$600*	$690.00**	-31.00%**
-50.00%	$90.00	$500*	$590.00**	-41.00%**
-60.00%	$90.00	$400*	$490.00**	-51.00%**
-70.00%	$90.00	$300*	$390.00**	-61.00%**
-80.00%	$90.00	$200*	$290.00**	-71.00%**
-90.00%	$90.00	$100*	$190.00**	-81.00%**
-100.00%	$90.00	$0*	$90.00**	-91.00%**

1 The Annual Coupon Rate is 10% and if the Notes have been held to maturity, the hypothetical total amount of the coupons paid on the Notes as of the Maturity Date will equal $100.00, with coupon payments of $25.00 made on each Coupon Payment Date.

* If a Trigger Event occurs, we will pay you 10 shares of the Least Performing Reference Stock or at our option, the cash value of those shares based on the Final Price of the Least Performing Reference Stock.

** The total payment on the Notes and the total return on the Notes are calculated based on the Final Price of the Least Performing Reference Stock.

PS-9

Hypothetical Examples of the Final Settlement Value

The three examples below set forth examples of hypothetical Final Settlement Values based on the following assumptions:

▶	Principal Amount of Notes:	$1,000

▶	Trigger Price:	75% of the Initial Price of each Reference Stock

▶	Annual Coupon Rate (paid quarterly):	10% per annum, to be paid at 2.50% per quarter

▶	Hypothetical Initial Price:	$100 with respect to each of AMGN, BIIB and TMO

The actual Initial Prices with respect to AMGN, BIIB and TMO are set forth on page PS-2 of this document.

In addition to the Final Settlement Value, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Call Payment Date corresponding to an Observation Date on which the Notes are automatically called, if applicable).

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether the Notes are automatically called and if a Trigger Event occurs and, if so, the Final Return of the Least Performing Reference Stock. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Notes will be automatically called and whether a Trigger Event will occur and, if so, to what extent the Final Return of the Least Performing Reference Stock will be less than zero.

Example 1: The Notes are not automatically called and a Trigger Event occurs.

Reference Stock	Initial Price	Final Price
AMGN	$100.00	$40.00 (40.00% of Initial Price)
BIIB	$100.00	$55.00 (55.00% of Initial Price)
TMO	$100.00	$50.00 (50.00% of Initial Price)

Since the Final Price of each of AMGN, BIIB and TMO is below its Trigger Price on the Final Valuation Date, a Trigger Event occurs. However, AMGN has the lowest Final Return and is the Least Performing Reference Stock.

Therefore, the Final Return of the Least Performing Reference Stock =

    Final Price of AMGN  – Initial Price of AMGN
Initial Price of AMGN

= ($40.00 – $100.00) / $100.00= -60.00%

Final Settlement Value = Principal Amount/Initial Price of the Least Performing Reference Stock

= $1,000/$100 = 10 shares of the Least Performing Reference Stock

At our option, we may pay you the cash value of those shares based on the Final Price of the Least Performing Reference Stock, which is $400. Therefore, with the total coupon payments of $100.00 over the term of the Notes, the total payment on the Notes is $500.00.

PS-10

Example 2: The Notes are not automatically called and a Trigger Event does not occur.

Reference Stock	Initial Price	Final Price
AMGN	$100.00	$93.00 (93.00% of Initial Price)
BIIB	$100.00	$87.00 (87.00% of Initial Price)
TMO	$100.00	$90.00 (90.00% of Initial Price)

Since the Final Price of each Reference Stock is not below its Trigger Price, a Trigger Event does not occur.

Therefore, the Final Settlement Value equals $1,000.

Additionally, with the total coupon payments of $100.00 over the term of the Notes, the total payment on the Notes is $1,100.00.

Example 3: The Notes are automatically called on the first Observation Date.

Reference Stock	Initial Price	Official Closing Price on the first Observation Date
AMGN	$100.00	$160.00 (160.00% of Initial Price)
BIIB	$100.00	$120.00 (120.00% of Initial Price)
TMO	$100.00	$150.00 (150.00% of Initial Price)

Since the Official Closing Price of each of the Reference Stocks is at or above their respective Initial Prices, the Notes are automatically called. Therefore, you would receive on the corresponding Call Payment Date the Principal Amount of $1,000 plus the coupon payment of $25.00 owed to you on that date. As a result, on the first Call Payment Date, you would be entitled to receive a total payment of $1,025.00. Once the Notes are automatically called, they will no longer remain outstanding and there will not be any further coupon payments on the Notes.

PS-11

INFORMATION RELATING TO THE REFERENCE STOCKS

Description of Amgen Inc.

Amgen Inc. is a biotechnology medicines company that discovers, develops, manufactures and markets medicines for illnesses. The company focuses solely on human therapeutics and concentrates on medicines based on advances in cellular and molecular biology. Information filed by AMGN with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-37702 or its CIK Code: 0000318154.

Historical Performance of Amgen Inc.

The following table sets forth the quarterly high and low, as well as end-of-quarter closing prices on the relevant exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through June 2, 2017. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. Historical prices of this Reference Stock should not be taken as an indication of its future performance.

Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)	Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)
March 31, 2008	41.78	39.16	48.91	December 31, 2012	86.32	82.93	90.81
June 30, 2008	47.16	41.25	47.41	March 28, 2013	102.51	81.56	102.61
September 30, 2008	59.27	46.86	66.51	June 28, 2013	98.66	94.225	114.95
December 31, 2008	57.75	45.00	62.45	September 30, 2013	111.94	95.05	117.89
March 31, 2009	49.52	45.74	60.14	December 31, 2013	114.16	105.76	119.65
June 30, 2009	52.94	44.97	53.84	March 31, 2014	123.34	113.12	128.96
September 30, 2009	60.23	50.65	64.50	June 30, 2014	118.37	108.24	127.25
December 31, 2009	56.57	51.72	61.85	September 30, 2014	140.46	115.18	144.46
March 31, 2010	59.76	54.66	60.39	December 31, 2014	159.29	127.67	173.14
June 30, 2010	52.60	50.34	61.26	March 31, 2015	159.85	147.43	172.36
September 30, 2010	55.11	50.26	56.84	June 30, 2015	153.52	150.88	173.00
December 31, 2010	54.90	52.19	58.74	September 30, 2015	138.32	130.09	181.74
March 31, 2011	53.45	50.61	58.19	December 31, 2015	162.33	135.64	165.23
June 30, 2011	58.35	52.76	61.53	March 31, 2016	149.93	139.04	160.20
September 30, 2011	54.95	47.75	58.44	June 30, 2016	152.15	143.83	164.70
December 31, 2011	64.21	52.86	65.00	September 30, 2016	166.81	152.25	176.85
March 31, 2012	67.99	63.30	70.00	December 31, 2016	146.21	133.64	168.68
June 30, 2012	73.04	65.38	73.73	March 30, 2017	164.07	147.17	184.20
September 30, 2012	84.32	72.99	85.27	June 2, 2017*	159.15	152.16	165.40

* This pricing supplement includes information for the period from April 1, 2017 through June 2, 2017. Accordingly, the “Quarter High,” “Quarter Low” and “Quarter Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2017.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through June 2, 2017 based on closing price information from the Bloomberg Professional® service. Past performance of this Reference Stock is not indicative of its future performance.

PS-12

Description of Biogen Inc.

Biogen Inc. develops, manufactures, and commercializes therapies, focusing on neurology, oncology, and immunology. The company’s products address diseases such as multiple sclerosis, non-hodgkin's lymphoma, rheumatoid arthritis, crohn's disease, and psoriasis. Information filed by BIIB with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-19311 or its CIK Code: 0000875045.

Historical Performance of Biogen Inc.

The following table sets forth the quarterly high and low, as well as end-of-quarter closing prices on the relevant exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through June 2, 2017. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. Historical prices of this Reference Stock should not be taken as an indication of its future performance.

Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)	Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)
March 31, 2008	56.823	50.2	59.402	December 31, 2012	135.098	123.428	142.992
June 30, 2008	51.48	51.296	62.128	March 28, 2013	177.69	128.733	177.699
September 30, 2008	46.322	41.79	67.784	June 28, 2013	198.221	176.676	223.385
December 31, 2008	43.872	34.283	48.229	September 30, 2013	221.764	187.545	229.262
March 31, 2009	48.284	39.534	49.426	December 31, 2013	257.678	203.683	275.243
June 30, 2009	41.588	41.053	50.965	March 31, 2014	281.737	249.268	330.417
September 30, 2009	46.534	40.906	48.008	June 30, 2014	290.432	250.558	296.816
December 31, 2009	49.279	38.511	49.739	September 30, 2014	304.709	274.847	321.437
March 31, 2010	52.834	48.045	55.487	December 31, 2014	312.668	268.04	333.374
June 30, 2010	43.706	42.334	53.405	March 31, 2015	388.926	308.016	442.248
September 30, 2010	51.692	42.518	53.995	June 30, 2015	372.07	339.877	398.607
December 31, 2010	61.76	51.241	63.188	September 30, 2015	268.787	244.598	379.678
March 31, 2011	67.6	59.218	67.729	December 31, 2015	282.179	233.969	287.034
June 30, 2011	98.484	66.964	100.971	March 31, 2016	239.781	223.017	276.782
September 30, 2011	85.801	77.216	100.511	June 30, 2016	222.741	205.433	269.597
December 31, 2011	101.367	80.827	111.14	September 30, 2016	288.332	221.193	306.948
March 31, 2012	116.031	102.648	117.744	December 31, 2016	261.206	247.767	303.788
June 30, 2012	132.989	114.428	132.989	March 30, 2017	273.42	250.033	297.95
September 30, 2012	137.456	127.029	144.714	June 2, 2017*	256.65	244.31	291.86

* This pricing supplement includes information for the period from April 1, 2017 through June 2, 2017. Accordingly, the “Quarter High,” “Quarter Low” and “Quarter Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2017.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through June 2, 2017 based on closing price information from the Bloomberg Professional® service. Past performance of this Reference Stock is not indicative of its future performance.

PS-13

Description of Thermo Fisher Scientific Inc.

Thermo Fisher Scientific Inc. manufactures scientific instruments, consumables, and chemicals. The company offers analytical instruments, laboratory equipment, software, services, consumables, reagents, chemicals, and supplies to pharmaceutical and biotech companies, hospitals, clinical diagnostic labs, universities, research institutions, and government agencies. Information filed by TMO with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08002 or its CIK Code: 000097745.

Historical Performance of Thermo Fisher Scientific Inc.

The following table sets forth the quarterly high and low, as well as end-of-quarter closing prices on the relevant exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through June 2, 2017. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. Historical prices of this Reference Stock should not be taken as an indication of its future performance.

Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)	Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)
March 31, 2008	56.84	46.63	58.00	December 31, 2012	63.78	57.21	65.54
June 30, 2008	55.73	52.73	59.87	March 28, 2013	76.49	64.54	77.97
September 30, 2008	55.00	52.56	62.77	June 28, 2013	84.63	75.27	89.49
December 31, 2008	34.07	26.65	54.96	September 30, 2013	92.15	84.52	94.74
March 31, 2009	35.67	32.03	40.29	December 31, 2013	111.35	89.71	111.43
June 30, 2009	40.77	30.84	42.47	March 31, 2014	120.24	109.10	127.63
September 30, 2009	43.67	37.50	47.74	June 30, 2014	118.00	112.02	123.36
December 31, 2009	47.69	42.91	49.38	September 30, 2014	121.70	116.37	127.21
March 31, 2010	51.44	45.40	52.39	December 31, 2014	125.29	107.35	129.76
June 30, 2010	49.05	48.97	56.78	March 31, 2015	134.34	122.36	139.03
September 30, 2010	47.88	41.75	51.36	June 30, 2015	129.76	125.25	135.15
December 31, 2010	55.36	47.17	56.25	September 30, 2015	122.28	117.10	141.25
March 31, 2011	55.55	52.41	58.16	December 31, 2015	141.85	120.00	143.65
June 30, 2011	64.39	54.12	65.85	March 31, 2016	141.59	119.76	142.15
September 30, 2011	50.64	48.78	65.68	June 30, 2016	147.76	140.23	154.79
December 31, 2011	44.97	43.40	55.26	September 30, 2016	159.06	143.03	160.67
March 31, 2012	56.38	45.67	58.37	December 31, 2016	141.10	139.07	160.07
June 30, 2012	51.91	48.16	56.91	March 30, 2017	153.60	140.00	161.61
September 30, 2012	58.83	49.63	60.99	June 2, 2017*	176.27	151.76	176.39

* This pricing supplement includes information for the period from April 1, 2017 through June 2, 2017. Accordingly, the “Quarter High,” “Quarter Low” and “Quarter Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2017.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through June 2, 2017 based on closing price information from the Bloomberg Professional® service. Past performance of this Reference Stock is not indicative of its future performance.

PS-14

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in “Payment at Maturity” in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated using the actual number of days in the applicable Coupon Payment Period, and on the basis of a 360-day year. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Reference Stock, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If a market disruption event exists with respect to a Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to a Reference Stock on the scheduled trading day preceding the date of acceleration, the determination of such Reference Stock’s Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to any of the other Reference Stock occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities—Senior Debt Securities—Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-59 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth above, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

PS-15

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as (i) a put option written by you (the “Put Option”) that permits us to settle the Put Option in shares of the Least Performing Reference Stock, or at our option, the cash value of those shares, and (ii) a deposit with us of cash in an amount equal to the Principal Amount of the Note (the “Deposit”) to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading “U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders –Certain Notes Treated as Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit.”  We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether any of the issuers of the Reference Stocks would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If one or more of the issuers of the Reference Stocks were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of the Reference Stocks and consult your tax advisor regarding the possible consequences to you if one or more of the issuers of the Reference Stocks is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit” in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the Annual Coupon Rate of 10.00% on the Notes among interest on the Deposit and Put Premium, 1% constitutes interest on the Deposit and 9.00% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, U.S. Treasury regulations provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on the Issuer’s determination that the Notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting a Reference Stock or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of a Reference Stock or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PS-16

Foreign Account Tax Compliance Act. The IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer’s registration statement on Form S-3 dated March 5, 2015.

PS-17

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$2,250,000 Autocallable Yield Notes

June 2, 2017

PRICING SUPPLEMENT

This pricing supplement amends and
restates the document dated June 2, 2017.

Pricing Supplement
General	PS-4
Payment on the Notes	PS-4
Investor Suitability	PS-5
Risk Factors	PS-6
Illustrative Examples	PS-9
Information Relating to the Reference Stocks	PS-12
Events of Default and Acceleration	PS-15
Supplemental Plan of Distribution (Conflicts of Interest)	PS-15
U.S. Federal Income Tax Considerations	PS-16
Validity of the Notes	PS-17

Stock-Linked Underlying Supplement
Risk Factors	S-1
Additional Terms of the Notes	S-4
Information Regarding the Reference Stocks and the Reference Stock Issuers	S-10

Prospectus Supplement
Risk Factors	S-1
Pricing Supplement	S-8
Description of Notes	S-10
Use of Proceeds and Hedging	S-33
Certain ERISA Considerations	S-34
U.S. Federal Income Tax Considerations	S-37
Supplemental Plan of Distribution (Conflicts of Interest)	S-59

Prospectus
About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	6
Use of Proceeds	7
Description of Debt Securities	8
Description of Preferred Stock	19
Description of Warrants	25
Description of Purchase Contracts	29
Description of Units	32
Book-Entry Procedures	35
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	40
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58